Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

Hawaii Renewables, LLC	Delaware

Hermes Consolidated, LLC	Delaware

Par Hawaii, LLC	Delaware

Par Hawaii Refining, LLC	Hawaii

Par Hawaii Shared Services, LLC	Delaware

Par Pacific Hawaii Property Company, LLC	Delaware

Par Petroleum Finance Corp.	Delaware

Par Petroleum, LLC	Delaware

Par Piceance Energy Equity LLC	Delaware

Par Tacoma, LLC	Delaware

U.S. Oil and Refining Co.	Delaware

Wyoming Pipeline Company LLC	Wyoming

Laramie Energy, LLC (46.0% interest)	Delaware

Par Rocky Mountain Midstream, LLC	Delaware

Par Montana, LLC	Delaware

Par Montana Holdings, LLC	Delaware

Par Billings Cogeneration, Inc.	Delaware

Yellowstone Logistics Holding Company	Delaware

Yellowstone Energy Limited Partnership (65.0% interest)	Montana

Yellowstone Pipe Line Company (40.0% interest)	Delaware